

January 27, 2014

Via E-mail
Scott Tarriff
Chief Executive Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

> **Re:** **Eagle Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2014**
> **File No. 333-192984**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations

Comparison of Three Months Ended December 31, 2013 and 2012

Cost of Revenues, page 63

1.   Please disclose the reasons for the significant increase in cost of revenue as a percentage of total revenue for the three months ended December 31, 2013 as compared to the year ended September 30, 2013. In this regard, discuss separately cost of revenue related to product sales versus royalty income, and quantify the amount attributed to each significant reason. As applicable, disclose the expected effect of any known events, commitments, trends or uncertainties on future results of operations.

Liquidity and Capital Resources

Operating Activities, page 67

2.   Regarding your accounts receivables at December 31, 2013 that exceeds your total revenue for the three months then ended, please disclose the amount of receivables due to product sales versus royalty income as well as the payment terms for each. As applicable, disclose the effects on liquidity of the timing of collection.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 71

3.   Please revise your disclosure on page 74 to quantify the intrinsic value of outstanding stock options, separately, for vested and unvested options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg, Senior Assistant Chief Accountant at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director